BUSINESS OUTSOURCING SERVICES INC.
                         1001 SW 5th Avenue, Suite 1100
                               Portland, OR 97204


August 15, 2011

via edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention: Maryse Mills-Apenteng, Special Counsel

Dear Sirs:

     Re: Business Outsourcing Services Inc. (the "Company")
         Preliminary Proxy Statement on Schedule 14A
         Filed July 26, 2011 (the "Proxy Statement")
         File No. 000-54329

     The Company writes in response to your letter of August 3, 2011 to Guilbert Cuison, President of the Company, with respect to the Proxy Statement. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of August 3, 2011. We have also included a blackline, which shows the changes to the Proxy Statement.

Proposal 1, page 5

1. PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE CONTEXT REGARDING THE PROPOSED CHANGES TO YOUR ARTICLES OF INCORPORATION AS REQUIRED BY ITEM 19 OF
     SCHEDULE 14A. IN THIS REGARD, BRIEFLY EXPLAIN THE REASONS FOR ADDING
     SECTION 4.1, SECTION 4.2 AND THE PROVISIONS IN THE APPENDIX TO THE ARTICLES OF INCORPORATION, DESCRIBE THE PROVISIONS IN THE NEVADA REVISED STATUES REFERENCED IN YOUR NEW SECTIONS 8, 9 AND 10 OF THE ARTICLES OF INCORPORATION, AND DISCUSS THE GENERAL EFFECT OF EACH CHANGE YOU PROPOSE TO THE ARTICLES OF INCORPORATION.

     The Company has amended the disclosure on pages 6 through 11 of the Proxy Statement to describe the provisions in the Nevada Revised Statutes and discuss the general effect of each change the Company proposed to its Articles of Incorporation.

Proposal 2, page 8

2. PLEASE EXPAND YOUR DISCLOSURE REGARDING YOUR PROPOSAL TO AMEND AND RESTATE THE COMPANY'S BYLAWS TO PROVIDE A BALANCED DISCUSSION OF THE PROPOSED CHANGES. IN THIS RESPECT, DISCUSS THE DISADVANTAGES OF EACH OF THE PROPOSALS AS WELL AS THE ADVANTAGES WHICH YOU DISCUSS ON PAGE 8. IF ANY OF THE PROPOSED CHANGES HAVE AN ANTI-TAKEOVER PURPOSE OR EFFECT, CLEARLY DISCLOSE THIS EFFECT. FOR EXAMPLE, IT APPEARS THAT THE PROPOSED BYLAW CHANGES REQUIRE A LARGER PERCENTAGE OF SHAREHOLDERS TO CALL A SPECIAL MEETING OF STOCKHOLDERS AND A SUPERMAJORITY VOTE OF SHAREHOLDERS TO REMOVE A DIRECTOR FROM OFFICE. SEE RELEASE NO. 34-15230.

     The Company has amended the disclosure on page 11 of the Proxy Statement to provide for a balanced discussion regarding the proposed changes. The Company has amended the disclosure on page 13 of the Proxy Statement to discuss the anti-takeover effects of the changes to the bylaws.

     The Company acknowledges that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Bernard Pinsky, at (604) 643-3153.

                                            Yours truly,

                                            BUSINESS OUTSOURCING SERVICES INC.


                                            /s/ Guilbert Cuison
                                            ----------------------------------
                                            Guilbert Cuison
                                            President, and Director